Exhibit 12
Computation of Ratio of Earnings to Fixed Charges

	Year Ended December 31,
(all amounts except ratios are shown in millions)	2006	2005		2004	2003	2002
Income (loss) from continuing operations before income taxes, minority interest and cumulative effect of change in accounting principle	$60.5	$(17.8)		$62.2	$(97.3)	$(163.9)
Less: Equity in earnings of 50%-or-less owned companies	—	—		—	—	—
Add: Fixed charges net of capitalized interest	40.1	42.5		41.0	36.8	40.9
Add: Amortization expense of previously capitalized interest	1.2	1.2		1.2	1.2	1.1

Total earnings	$101.8	$25.9		$104.4	$(59.3)	$(121.9)
Fixed charges	$40.1	$42.5		$41.0	$36.8	$40.9
Ratio of earnings to fixed charges	2.5	(a	)	2.5	(a )	(a )

(a)	—	Earnings were inadequate to cover fixed charges by $16.6 million, $96.1 million and $162.8 million in 2005, 2003 and 2002, respectively.